PROMISSORY NOTE


In consideration for legal services to be provided by Kenneth H. Finkelstein ("Finkelstein") on behalf of Cortex Systems Inc. ("Cortex"), Cortex promises to pay
Finkelstein for such services in accordance with the following terms:

1. 	Cortex promises to pay to Finkelstein the principal sum
of Ten Thousand dollars ($10,000.00)(usd) upon retaining the services of Mr. Finkelstein, provided that, Cortex shall not be required to pay any of this sum until such time that Cortex determines that it is in a financial position that will enable Cortex to pay this fee.

2. 	Cortex promises to pay to Finkelstein an additional
principal sum of Ten Thousand dollars ($10,000.00)(usd) once Cortex is registered and obtains a listing on the Nasdaq Over-The -Counter Bulletin Board, provided that, Cortex shall not be required to pay any of this sum until such time that Cortex determines that it is in a financial position that will enable Cortex to pay this fee.

3. 	By this Promissory Note, Cortex confirms that any
principal payments owing to Finkelstein shall not bear any interest at any time.

4. 	Cortex promises that it will not unreasonably withhold
payment of any of the subject fees noted herein this Promissory Note.


Dated this 6th day of July, 2001.


Cortex Systems Inc.





Ingrid C. Friesen
Director/Secretary/Treasurer





Kenneth H. Finkelstein
Director/President